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                            September 4, 2020

       Oddone Incisa
       Chief Financial Officer
       CNH Industrial N.V.
       25 St. James's Street
       London, SW1A 1HA
       United Kingdom

                                                        Re: Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 3, 2020
                                                            File No. 001-36085

       Dear Mr. Incisa:

              We have reviewed your August 24, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 29, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 22. Supplemental Information, page F-65

   1. We note your response to prior comment 7. Please revise in future filings to remove the presentation of the
Financial Services segment using the equity method of accounting.
                                                        Refer to Question
100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
 Oddone Incisa
CNH Industrial N.V.
September 4, 2020
Page 2

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



FirstName LastNameOddone Incisa                           Sincerely,
Comapany NameCNH Industrial N.V.
                                                          Division of
Corporation Finance
September 4, 2020 Page 2                                  Office of Technology
FirstName LastName